EXHIBIT 99.101
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[GRAPHIC OMITTED]
[NOVA SCOTIA LETTERHEAD]

               IN THE MATTER OF THE SECURITIES ACT R.S.N.S. 1989,
                             CHAPTER 418, AS AMENDED

                                       AND

                                IN THE MATTER OF

                          ADVANTAGE ENERGY INCOME FUND

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Receipt for a Preliminary Short Form Prospectus dated AUGUST 26, 2004 relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.


DATED at Halifax, this 26TH day of AUGUST, 2004.




(signed) "DONNA M. GOUTHRO"

________________________________
J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate Finance
Officer (Analyst)




NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.




Project #682892